UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33099

BLACKROCK FINANCE, INC.

(Exact name of registrant as specified in its charter)

50 Hudson Yards

New York, New York 10001

(212) 810-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Guarantees of each of the 4.600% Notes due 2027, 4.700% Notes due 2029, 5.000% Notes due 2034, 4.900% Notes due 2035,

5.250% Notes due 2054 and 5.350% Notes due 2055 issued by BlackRock, Inc. (formerly BlackRock Funding, Inc.)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On January 12, 2024, BlackRock Finance, Inc. (formerly known as BlackRock, Inc.), a Delaware corporation (“Old BlackRock”), announced that it had entered into a definitive transaction agreement (as subsequently amended, the “Transaction Agreement”) providing for the acquisition by BlackRock, Inc. (formerly known as BlackRock Funding, Inc.), a Delaware corporation (“New BlackRock”), of Global Infrastructure Partners. On October 1, 2024, Pursuant to the Transaction Agreement, Banana Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New BlackRock, merged with and into Old BlackRock in accordance with Section 251(g) of the Delaware General Corporation Law, with Old BlackRock continuing as the surviving corporation and a wholly owned subsidiary of New BlackRock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, BlackRock Finance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 15, 2024

BlackRock Finance, Inc.

By:	/s/ R. Andrew Dickson III
Name:	R. Andrew Dickson III
Title:	Managing Director and Corporate Secretary